Exhibit 99.1

Molecular Data Inc. Prices $15 Million Registered Direct Offering

SHANGHAI, Sept. 15, 2021 /PRNewswire/ -- Molecular Data Inc. (Nasdaq: MKD), a leading technology-driven platform in China’s chemical industry, today announced it has entered into definitive agreements with investors for the purchase and sale pursuant to a registered direct offering of (i) common units, consisting of one American Depositary Share, or ADS, each representing three of its Class A ordinary shares, and one warrant to purchase one ADS and (ii) pre-funded units, consisting of one pre-funded warrant to purchase one ADS and one warrant to purchase one ADS. The purchase price of the common units was $0.38 per unit. The purchase price of the pre-funded units was $0.3799 per unit. The exercise price of the pre-funded warrants is $0.0001, and the exercise price of the ADS warrants is $0.38. The gross proceeds of the offering will be approximately $15 million, before deducting placement agent fees and other estimated offering expenses. The Company intends to use the net proceeds for working capital and for other general corporate purposes. The closing of the registered direct offering is expected to take place on or about September 17, 2021, subject to the satisfaction of customary closing conditions.

Aegis Capital Corp. is acting as sole lead placement agent for the offering.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-256451) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). A prospectus supplement describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010. Before investing in this Offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and the Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Molecular Data Inc.

Molecular Data Inc. is a technology-driven platform in China’s chemical industry, connecting participants along the chemical value chain through integrated solutions. The Company delivers e-commerce solutions, financial solutions, warehousing and logistics solutions, and SaaS suite that are intended to solve pain points for participants in the traditional chemical industry. Built upon a comprehensive knowledge engine and artificial intelligence (AI) capabilities, the Company’s e-commerce solutions are mainly offered through its online platform, consisting of molbase.com, molbase.cn, Moku Data WeChat account, Chemical Community APP and other ancillary platforms.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the chemical market; the Company’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the potential impact of the COVID-19 to the Company’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.